FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ....  January..........................................   , 2009..
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F          X         Form 40-F
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                 No        X
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date.... January 28, 2009....	By	....../s/...... Masashiro Kobayashi..................
(Signature)*

Masashiro Kobayashi General Manager Global Finance Management Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1.	Notice Regarding Revised Financial Forecasts for Subsidiary
(e-System Corporation)

January 26, 2009
Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
[Tokyo(First Section) and other Stock
Exchanges]
Inquiries:
Masahiro Osawa
Managing Director, Group Executive,
Finance & Accounting Headquarters
+81-3-3758-2111
Canon Electronics Inc.
President & CEO: Hisashi Sakamaki
Securities code: 7739
[First Section of the Tokyo Stock Exchange]
Inquiries:
Akira Kurosawa
Director, General Manager,
Finance & Accounting Division
+81-03-5419-3800
Notice Regarding Revised Financial Forecasts for Subsidiary
(e-System Corporation)
Canon Inc. and its subsidiary Canon Electronics Inc. announced today that, based on recent performance trends, e-System Corporation (Securities code: 4322, listed on the Osaka Stock Exchange, Hercules), a subsidiary of Canon Electronics Inc., has revised its financial forecasts for the fiscal year ended December 2008 (January 1, 2008 to December 31, 2008), announced on October 22, 2008 with its third-quarter financial results, as summarized below.
The influence of these revised financial forecasts on the consolidated financial profit and loss of Canon Inc. and Canon Electronics Inc. is slight.

Based on recent performance trends, e-System Corporation revised its consolidated and non-consolidated financial forecasts, announced on October 22, 2008, as follows.

1.	Revised consolidated financial forecasts
Fiscal year ended December 2008 (January 1, 2008 to December 31, 2008) Consolidated financial forecasts
(Units: millions of yen, %)

	Net sales	Operating profit	Ordinary profit	Net income
Previous forecast (A)	5,860	100	120	35
Current forecast (B)	5,894	3	-49	-596
Change in amount (B - A)	34	-97	-169	-631
Change (%)	0.6	-97.0	-	-
Previous year’s results (Fiscal year ended December 31, 2007)	4,022	-328	-306	-196

2.	Revised non-consolidated financial forecasts
Fiscal year ended December 2008 (January 1, 2008 to December 31, 2008) Non-consolidated financial forecasts
(Units: millions of yen, %)

	Net sales	Operating profit	Ordinary profit	Net income
Previous forecast (A)	2,500	25	40	30
Current forecast (B)	2,358	96	68	-589
Change in amount (B - A)	-142	71	28	-619
Change (%)	-5.7	284.0	70.0	-
Previous year’s results (Fiscal year ended December 31, 2007)	2,444	-186	-135	-515

3.	Reasons for the revision

Through greater efficiency in development activities, the streamlining of operation, the elimination of waste, and other factors, e-System Corporation returned to an operating profit, on a non-consolidated basis.

On a consolidated basis, however, the sudden slowdown in the economy had a negative impact on the profitability of e-System Corporation’s human resource services business.

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost-reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.